Exhibit 99.1

BitFuFu Announces July 2025 Bitcoin Production and Operation
Updates: Record 38.6 EH/s Hashrate, 467 BTC Mined

●	BitFuFu achieved a record hashrate of 38.6 EH/s and power capacity of 752 MW.

●	Bitcoin production reached 467 BTC in July, with self-mining output increasing 43.1% month-over-month to 83 BTC.

SINGAPORE, August 5, 2025 (GLOBE NEWSWIRE) — BitFuFu Inc. (“BitFuFu” or the “Company”) (NASDAQ: FUFU), a world-leading Bitcoin miner and mining services innovator, today announced its unaudited production and mining operation updates for July 2025.

“In July, we made further progress expanding both our hashrate and power capacity, building on the momentum established in prior months,” said Leo Lu, Chairman and CEO of BitFuFu. “We produced 467 BTC during the month, with self-mining output increasing more than 43% month-over-month--underscoring the effectiveness of our dual-engine model spanning self-mining and cloud mining.

“We are also encouraged by recent developments in Washington, including the signing of the GENIUS Act and the release of a White House report on digital assets. These policy signals, combined with our continued operational execution, reinforce our confidence in the long-term potential and resilience of the crypto mining industry.”

July 2025 Highlights (as of July 31, 2025)

Bitcoin Holdings and Production

●	Bitcoin Held: 1,784 BTC[1], a decrease of 8 BTC from June 30, 2025, primarily due to payments made to vendors.

●	Bitcoin Production: 467 BTC, a 4.9% month-over-month increase, including 384 BTC from cloud mining and 83 BTC from self-mining, which rose 43.1% month-over-month.

Hashrate Overview

●	Total Hashrate Under Management: 38.6 EH/s, a 6.6% month-over-month increase.

○	Self-Owned Hashrate[2]: 3.8 EH/s.

○	Hashrate from Third-Party Suppliers and Hosting Customers[2]: 34.8 EH/s.

○	Average Fleet Efficiency: 19.5 J/TH.

[1]	Includes 623 BTC pledged for loans and miner procurement payables and excludes BTC produced by cloud mining customers.
[2]	Hashrate may be used for both self-mining and cloud mining.

BitFuFu Announces July 2025 Bitcoin Mining and Operational Updates

Power and Infrastructure

●	Total Power Capacity Under Management: 752 MW across five continents, a 3.3% month-over-month increase.

Mining Services

●	Cloud Mining Users: 629,487 registered users as of July 31, 2025.

●	Mining Pool: BitFuFuPool surpassed 20 EH/s in July 2025.

About BitFuFu Inc.

BitFuFu Inc. is a world-leading Bitcoin miner and mining services innovator. BitFuFu is committed to empowering the global Bitcoin network through its industry-leading cloud mining platform, rapidly scaling infrastructure, and innovative mining services.

For more information, visit ir.bitfufu.com or follow BitFuFu on X @BitFuFuOfficial.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of BitFuFu’s management and are not predictions of actual performance. These statements involve risks, uncertainties and other factors that may cause BitFuFu’s actual results, levels of activity, performance, or achievements to be materially different from those expressed or implied by these forward-looking statements. Although the Company believes that it has a reasonable basis for each forward-looking statement contained in this press release, the Company cautions you that these statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain. All information provided in this press release is as of the date of this press release and the Company does not undertake any duty to update such information, except as required under applicable law.

Investor Contact:

BitFuFu Investor Relations

ir@bitfufu.com

Charley Brady

Vice President, Investor Relations:

charley.b@bitfufu.com

Media Contact:

BitFuFu Media Relations

pr@bitfufu.com